FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For January 19, 2005

Concordia Bus AB (publ)

(Translation of registrant’s name into English)

Solna Strandvag 78, 171-54 Solna, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant files by furnishing the information contained in this Form is also thereby furnishing the Information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-                      .

Concordia Bus AB

The Group will be initiating immediate discussions with the Group’s shareholders and noteholders regarding plans for strengthening the Group’s balance sheet through a recapitalisation.  These plans do not affect the balance sheets of the operating businesses which remain cash generative. The operating business will continue to provide all bus services to passengers and customers. The Group has appointed Alvarez & Marsal, the global management and advisory services firm, to assist it in its negotiations with its stakeholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Concordia Bus AB (publ)
(Registrant)

Date: January 19, 2005	By:	/s/ Per Skargard
Per Skargard
Chief Financial Officer